Exhibit 2.1

DESCRIPTION OF SECURITIES

The following description of the material terms of our securities includes a summary of specified provisions of our Articles of Association. This description is qualified by reference to our Articles of Association, filed as Exhibit 1.1 to this Annual Report and incorporated in this Annual Report by reference. All capitalized terms used in this section are as defined in our Articles of Association, unless elsewhere defined herein.

We are authorized to issue 200,000,000 Ordinary Shares and 1,000,000 Preference Shares, $0.0001 par value each (“Preference Shares”).

We currently have one class of issued ordinary shares, which will have identical rights in all respects and shall rank pari passu with one another in all respects.

As of December 31, 2023, there were 57,036,094 Ordinary Shares issued and outstanding and no Preference Shares issued and outstanding. As of April 1, 2024, there were 57,355,324 Ordinary Shares issued and outstanding and no Preference Shares issued and outstanding.

Ordinary Shares

General

Holders of Ordinary Shares are entitled to one vote for each share held of record on all matters to be voted on by shareholders. Except as disclosed otherwise in this prospectus, none of the holders of the Ordinary Shares have different voting rights from the other holders after the completion of this offering.

Dividends

Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our Board and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, our overall financial condition, available distributable reserves and any other factors deemed relevant by our Board. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits (including retained earnings) or share premium, provided that in no circumstances may a dividend be paid if this would result us being unable to pay its debts as they fall due in the ordinary course of its business.

Even if the Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on Ordinary Shares. When making recommendations on the timing, amount and form of future dividends, if any, the Board will consider, among other things:

●	our results of operations and cash flow;

●	our expected financial performance and working capital needs;

●	our future prospects;

●	our capital expenditures and other investment plans;

●	other investment and growth plans;

●	dividend yields of comparable companies globally;

●	restrictions on payment of dividend that may be imposed on us by financing arrangements; and

●	the general economic and business conditions and other factors deemed relevant by the Board and statutory restrictions on the payment of dividends.

We are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on Ordinary Shares.

Liquidation

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of Ordinary Shares will be entitled to participate in any surplus assets in proportion to their shareholdings, held by them at the commencement of the winding-up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to us for unpaid calls or otherwise. Subject to the restrictions contained in our Articles of Association and the rules or regulations of the Designated Stock Exchange (as defined in our Articles of Association) or any relevant securities laws, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by our directors. However, the directors may, in their absolute discretion, decline to register any transfer of Ordinary Shares, subject to any applicable requirements imposed from time to time by the SEC and the Designated Stock Exchange.

Lockup Period

Our Articles of Association also contain certain further restrictions on proposed transfers of Lockup Securities (as defined in our Articles of Association) either by any employee of, or service provider to, Marti immediately prior to the Merger (“Company Employee”) and any proposed transfers of Lockup Securities in breach of such restrictions shall be void and not approved or registered by us. The Lockup Period is the period commencing on the Closing and ending on the earlier of (a) the date that is thirteen (13) months following the Closing and (b) the date on which the last reported sale price of the Ordinary Shares on the Designated Stock Exchange equals or exceeds 12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any consecutive 30 trading day period.

However, in respect of a Company Employee, our Articles of Association provide that in certain circumstances the transfer of Lockup Securities are permitted during the Lockup Period.

Calls on Shares and Forfeiture of Shares

The Board may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares. Any Ordinary Shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.

Subject to the terms of the allotment and issue of any Ordinary Shares, our Board may make calls upon such holders of Ordinary Shares in respect of any monies unpaid on such Ordinary Shares (whether in respect of par value or premium), and each holder of Ordinary Shares shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to us at the time or times so specified the amount called on the Ordinary Shares. A call may be revoked or postponed, in whole or in part, as the directors may determine. A call may be required to be paid by installments. A person upon whom a call is made shall remain liable for calls made upon him or her notwithstanding the subsequent transfer of the Ordinary Shares in respect of which the call was made.

If a call or installment of a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by us by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Ordinary Shares in respect of which the call was made will be liable to be forfeited.

Redemption and Repurchase of Shares

Subject to the provisions of the Companies Act, we may issue shares that are to be redeemed or are liable to be redeemed at the option of us or the shareholder. The redemption of such shares will be effected in such manner and upon such other terms as our Board determine before the issue of the shares. We may also purchase our own shares (including any redeemable shares) on such terms and in such manner as the Board may determine and agree with the relevant shareholder(s). As of December 31, 2023, the company has not issued any shares that are to be redeemed or are liable to be redeemed at the option of the company or the shareholder. Furthermore, the company has not purchased any of its own shares (including any redeemable shares).

Exempted Company

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands.

The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

Directors

Voting

Our Articles of Association provide that our directors may vote on resolutions relating to any contract or proposed contract or arrangement in which he/she is interested (and count as part of the quorum at any meetings where any such contract or proposed contract or arrangement is being considered) provided the nature of that interest has been disclosed to the other directors in accordance with the terms of our Articles of Association. These provisions may be varied by a shareholders’ special resolution to make corresponding amendments to our Articles of Association.

The above is also subject to (i) the Board’s ongoing adherence to their fiduciary duties (including to act in the best interests of the company) and (ii) certain limited scenarios provided in our Articles of Association.

Appointment and removal

Our Articles of Association provide that the number of directors shall be fixed by the directors from time to time, but shall not be less than one director. So long as the Ordinary Shares are listed on the Designated Stock Exchange (as defined in our Articles of Association), the board of directors shall include such number of “independent directors” as the relevant rules applicable to the listing of any Ordinary Shares on the Designated Stock Exchange require, including applicable exemptions.

Our Articles of Association provide that our directors are to be divided into three (3) classes designated as Class I, Class II and Class III, respectively. At the 2024 annual general meeting, the Class II directors shall be elected for a full term of three (3) years. At the 2025 annual general meeting, the Class III directors are to be elected for a full term of three (3) years. At the 2026 annual general meeting, the Class I directors are to be elected for a full term of three (3) years. At each succeeding annual general meeting, our directors are to be elected for a full term of three (3) years to succeed our directors of the class whose terms expire at such annual general meeting. No decrease in the number of directors constituting our directors is to shorten the term of any incumbent director.

Our directors, by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the directors, even if less than a quorum, shall have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to our Articles of Association, the rules and regulations of the Designated Stock Exchange (as defined in our Articles of Association), the SEC and/or any other competent regulatory authority or otherwise under Applicable Law (as defined in our Articles of Association). A director appointed to fill a vacancy in accordance with the Articles of Association is to be of the same class of director as the director he or she replaced. Any such appointed director shall hold office until the expiration of his or her term, until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation, or removal.

A director may be removed from office by our shareholders by Special Resolution (as defined in our Articles of Association) only for cause (“cause” for removal of a director shall be deemed to exist only if (a) the director whose removal is proposed has been convicted of an arrestable offence by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (b) such director has been found by the affirmative vote of a majority of the directors then in office at any regular or extraordinary general meeting of the Board called for that purpose, or by a court of competent jurisdiction, to have been guilty of willful misconduct in the performance of such director’s duties to us in a matter of substantial importance to us; or (c) such director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects such director’s ability to perform his or her obligations as a director) at any time before the expiration of his or her term, notwithstanding anything in our Articles of Association or in any agreement between us and such director (but without prejudice to any claim for damages under such agreement).

Our Articles of Association provide that the office of a director shall be vacated if the director: (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to the Company; (iv) is prohibited by applicable law or the Designated Stock Exchange (as defined in our Articles of Association), the SEC and/or any other competent regulatory authority or otherwise under Applicable Law (as defined in the Proposed Articles of Association) from being a director; (v) without special leave of absence from the directors, is absent from meetings of the directors for six (6) consecutive months and the directors resolve that his or her office be vacated; or (vi) if he or she shall be removed from office pursuant to our Articles of Association.

Our Articles of Association do not provide a set age requirement regarding the retirement of our directors or (subject to any shareholders’ ordinary resolution to the contrary) any shareholding requirement for directors to be appointed. Nominations of any person for election to the Board at an annual general meeting or at an extraordinary general meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such extraordinary general meeting) may be made at such meeting only (i) by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or under the Articles of Association, or (ii) by a shareholder present in person who was a record owner of shares both at the time of giving the notice and at the time of the meeting is entitled to vote at the meeting, and has complied with our Articles of Association as to such notice and nomination.

Warrants

Private Placement Warrants

Per the agreement, Galata entered into a private placement warrant purchase agreement with Galata Acquisition Sponsor LLC (“Sponsor”) in which the Sponsor purchased 7,500,000 warrants (“Private Placement Warrants”) simultaneously with the closing of the public offering at a price of $1.00 per warrant to purchase one Class A ordinary share of the company at $11.50 per share.

Public Warrants

Galata also engaged in a public offering of units, each of which consists of one ordinary share and one half of one public warrant. The underwriters in the public offering exercised their option to purchase additional units, thus Galata issued 7,187,489 warrants (“Public Warrants”) in the aggregate to purchase one ordinary share at a price of $11.50 per share to the public investors in the public offering..

On November 21, 2023, the Company commenced (i) an offer to each holder of its outstanding Public Warrants and Private Placement Warrants (collectively, the “Warrants”) giving the opportunity to receive $0.10 in cash, without interest, for each outstanding Warrant tendered by the holder pursuant to the offer (the “Offer to Purchase”), and (ii) the solicitation of consents from holders of the outstanding Warrants to amend the Warrant Agreement, dated as of July 8, 2021, by and between the Company and Continental Stock Transfer & Trust Company, which governs all of the Warrants (the “Warrant Amendment”) (collectively the “Tender Offer”), which permits the Company to redeem each Warrant that is not tendered in connection with the Offer for $0.07 in cash, without interest by January 4, 2024. The adoption of the Warrant Amendment required the consent of at least a majority of the then-outstanding warrants and was approved.

The following table summarizes the warrants eligible for tender offer

Warrant Type	Warrants Eligible to be Tendered
Private placement warrants	7,250,000
Public warrants	7,187,489
Total warrants	14,437,489

Tendered as of November 21, 2023:

Warrant Type	Warrants Tendered November 21, 2023	Repurchase Price November 21, 2023	Total Cash Paid for Warrants Tendered as of November 21, 2023
Private Placement Warrants	7,250,000	$0.10	725,000
Public Warrants	5,902,206	$0.10	590,221
	13,152,206		1,315,221

As of December 31, 2023, the Company paid USD $590,221for all Public Warrants and USD $725,000 for all Private Placement Warrants tendered by the holders pursuant to the Offer to Purchase. The book value of the remaining warrants is USD $89,970, representing their recorded value in the company’s financial statements.

Enforceability of Civil Liability under Cayman Islands Law

The courts of the Cayman Islands are unlikely (i) to recognize, or enforce against us, judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Anti-Money Laundering - Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure compliance with any such laws or regulations in any applicable jurisdiction.

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property.

Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection - Cayman Islands

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

Privacy Notice Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the Data Protection Act, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the Data Protection Act, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

●	where this is necessary for the performance of our rights and obligations under any purchase agreements;

●	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

●	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.